Exhibit 99.1

VivoPower International PLC Appoints New Netherlands Managing Director for Tembo e-LV B.V.

LONDON, May 4, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that Jos van der Linden has joined the Company in the role of Managing Director (Netherlands) for the Company’s electric light vehicle division, Tembo e-LV B.V. (“Tembo”).

Mr. van der Linden is a seasoned executive who has spent his career at the forefront of vehicle electrification and renewable energy. For more than a decade, he worked for Spijkstaal Elektro, an innovative international company that was among the first to convert internal combustion engine cars into fully electric and series electric hybrid vehicles. Mr. van der Linden has also been a leader in the development of many customer-specific, electrically driven solutions, with experience in battery technology, solar and wind energy applications.

In addition to his years of experience delivering sustainable energy solutions, Mr. van der Linden has held several management positions in family businesses and publicly traded companies. He has a background in business economics, supplemented with studies in the fields of Sustainable Materials Management and Electric Vehicles and Mobility.

Executive Chairman and CEO of the Company, Kevin Chin, commented, “Jos possesses extensive direct experience in the development of electric vehicles, battery technology and related electric power solutions. We are delighted to welcome him to VivoPower and look forward to his leadership as we hyperscale the Tembo business.”

On joining the Company, Mr. van der Linden said, “VivoPower is a unique player in the energy market, offering customers a comprehensive suite of solutions to reduce both carbon emissions and electricity costs. Tembo has enormous growth potential as the centerpiece of those sustainable energy solutions. In combination with the other operating companies within VivoPower, Tembo can enable customers to move towards net zero, increase productivity and reduce operational costs. I am excited to take on this challenge in this professional organization with strong core values.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Mr. van der Linden’s ability to support the objectives of the Company. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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